[AT&T Letterhead]

May 9, 2019

Via EDGAR

Paul Fischer,

      United States Securities and Exchange Commission,

              Division of Corporation Finance,

                     100 F Street, N.E.,

                             Washington, D.C. 20549.

Re:	AT&T Inc.

Registration Statement filed on Form S-4

Filed on May 2, 2019

File No. 333-231171

Dear Mr. Fischer:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AT&T Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective as of 4:15 p.m. EDT on Monday, May 13, 2019 or as soon as thereafter practicable.

Please do not hesitate to contact me at 214-757-3344 or ww0118@att.com with any questions you may have concerning this request. In addition, please notify me when this request for acceleration has been granted.

Yours truly,

/s/ Wayne A. Wirtz
Wayne A. Wirtz

cc:	Patrick S. Brown

(Sullivan & Cromwell LLP)